EXHIBIT 99.1

BANK OF BERMUDA OPENS OFFICE IN SOUTH AFRICA IN COLLABORATION
WITH INVESTMENT DATA SERVICES

London, 28 July 2003 — Bank of Bermuda (NASDAQ: BBDA; BSX:BOB) today announces that its Global Fund Services (GFS) division has signed a joint venture agreement with South African-based Investment Data Services (IDS) to offer third party fund administration to the alternative investment industry in South Africa. The joint venture will be majority owned by Bank of Bermuda.

The new company, Global Fund Services (South Africa) (Pty) Limited, will provide a full range of services to alternative investment funds incorporated in South Africa, including specialised fund accounting and valuation, sales and marketing, relationship management and legal and compliance support. Specialised accounting will be provided utilising GFS’s core accounting platform — Advent Geneva, which has proved highly successful in its other locations including key hedge fund centres such as New York, Dublin and Hong Kong.

Paul Smith, Head of Bank of Bermuda’s Global Fund Services, comments: “The South African alternative investment market is fast developing and we expect new legislation shortly, which will facilitate the establishment of hedge funds. Given our core focus is on servicing specialist and emergent managers with complex needs, this growing segment of the market is an ideal strategic fit for our business. We will be the first dedicated provider of solutions tailored specifically for this market.”

IDS, which has strong links with both the Association of Collective Investments (the driver of the proposed legislation), and the investment community in South Africa, offers customised investor services to life and unit trust companies. These services, together with the tailored services provided by GFS will provide local fund managers with leading administration and

PRESS RELEASE

infrastructure support for their businesses. Global Fund Services (South Africa) (Pty) Limited will be based at IDS’s current premises in Cape Town and managed by a board of directors made up of staff from Bank of Bermuda and IDS.

Ian Hamilton, Chief Executive Officer of IDS, comments: “Over the past five years, investment groups have started outsourcing their fund administration. However, most third party administrators taking on this business offer services for traditional long only funds, which are not tailored for the requirements of hedge funds. Our core investor services offering coupled with the expertise and long experience of Bank of Bermuda’s Global Fund Services, provide a powerful fund services solution to managers in South Africa.”

Alan Smith, Head of Strategy, Marketing and Special Projects for Bank of Bermuda’s Global Fund Services, comments: “Our partnership with Advent Software Inc.™ has enabled us to offer our clients leading fully automated technology solutions to support the back office reporting requirements of a wide range of structures. Our success in this area has been a key driver of our sales and marketing expansion globally and we are excited about the new opportunity of servicing the South African market.”

-Ends-

Note to Editors
About Bank of Bermuda
The Global Fund Services (GFS) division of Bank of Bermuda provides all areas of fund servicing and custody for segments of the investment industry with developing and complex needs, including alternative investment vehicles such as hedge funds, emerging market funds, fund-of-funds and private equity funds. Founded in 1889, Bank of Bermuda is a leading provider of fund administration, trust, custody, asset management and banking services. It is a global organisation, with a network spanning 15 key financial and offshore centres, including Cayman Islands, Cook Islands, Dublin, Guernsey, Hong Kong, Isle of Man, Jersey, London, Luxembourg, New York, New Zealand, Singapore, Bahrain and Switzerland. The Bank is listed on NASDAQ (BBDA) and the Bermuda Stock Exchange (BOB) and has total assets of $11.1 billion (as at 31 December 2002) and approximately $100 billion in assets under administration. Further information on Bank of Bermuda can be found at www.bankofbermuda.com.

About Investment Data Services (IDS)
IDS is a South African registered and Cape Town domiciled investment administration company specialising in the administration of niche investment products and markets. The company was formed in 2002 initially to provide sub-register administration for foreign domiciled unit trusts and mutual funds sold in South Africa. The company is also registered to provide services as a non-discretionary linked investment service provider (LISP). Further information on the company can be found at www.idataservices.co.za

Contact: Bank of Bermuda Americas - Anna Lowry +441 295 4000 Europe - Maria Da Silva +44 (0) 207 296 4000 Asia Pacific - Kim Downs +852 2847 1100	Investment Data Services South Africa - Ian Hamilton + 27 21 402 1600